Dialog Group, Inc.


                                                   November 10, 2006

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20002

      Re: Dialog Group, Inc 2006 Special Meeting Information Statement

Dear Mr. Owings,

This letter is in reply to yours of November 6, 2006.

We have filed the third preliminary Information Statement for the 2006 Special Meeting of Shareholders and amendment number 2 to the Annual Report on Form 10-QSB for the second quarter of 2006.

Thank you, again, for the time spent by John Fieldsend. Please share this document with him.

I look forward to discussing this response with your staff and finalizing the Information Statement and reports. We will only distribute the revised versions to our shareholders.

Preliminary Information Statement on Schedule 14C

1.    Please see the revised discussion.

2.    Please see the revised discussion

Agenda Item 1, Approval of Sale to Redi-Mail

3.    Please see the additional information

Interest of Related Parties in this Transaction

4. Neither consequence described in Rule 13e-3(a)(3)(ii) will occur as a result of the proposed. Sale. No additional transactions are contemplated, so there is no "series of transactions' to cause either of the consequences which Rule 13e-3 is designed to prevent. This company has no plan to "go private" or to reduce its shareholders below 300. It expects to continue to be traded on the OTCBB and has no plan to abandon its filing requirements.

Common Stock Ownership by Directors and Executive Officers

5.    The requested change has been made.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Item 3. Controls and Procedures

6. The suggested changes, including that added telephonically, have been made.

      Thank you for your attention to these matters. Our General Counsel, Mark Siegel, will call you to determine the next steps.


                                        Respectfully submitted,


                                        Dialog Group, Inc.


                                        By: /s/ Peter DeCrescenzo
                                           -------------------------------------
                                           Peter DeCrescenzo, President and
                                                Chief Executive Officer


Copies should be provided to:
John Filedsend

MAS/dt